

03026743

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees
Exact name of registrant as specified in charter

0001159297
Registrant CIK Number

11-K FOR 12-31-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-81642
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, July 10, 2003

Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees
(Registrant)

By: [signature]
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

WESTVACO CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, CT 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees ("Plan"):

Financial Statements and Exhibits — Page No.



PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1901

Report of Independent Auditors

To the Administrator of the MeadWestvaco Corporation
Savings and Employee Stock Ownership Plan for
Bargained Hourly Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (formerly known as the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees) (the "Plan") at December 31, 2002 and September 30, 2002, and the changes in net assets available for benefits for the three month period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the account balances of the bargained hourly participants of the Mead 401(k) Plan (an affiliated plan)were merged with and into the Plan. Concurrent with the merger the Plan changed its year-end from September 30 to December 31.

PricewaterhouseCoopers LLP

June 25, 2003

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES (FORMERLY KNOWN AS WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	September 30, 2002
Assets		
Investments, at fair value:		
Interest in the Master Trust	$255,374,404	$105,521,834
Net assets available for benefits	$255,374,404	$105,521,834

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES (FORMERLY KNOWN AS WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the three month period ended December 31, 2002

Additions to net assets attributed to	
Contributions:	
Participants	$ 4,483,447
Employer, net of forfeitures of $88,000	2,269,997
Interest in Master Trust investment income	26,437,664
Total additions	33,191,108
Deductions from net assets attributed to:	
Withdrawals and distributions to participants	(2,165,232)
Total deductions	(2,165,232)
Net increase in assets before transfer	31,025,876
Transfer in due to merger	118,826,694
Net assets available for benefits:	
Beginning of year	105,521,834
End of year	$ 255,374,404

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES (FORMERLY KNOWN AS WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES)

NOTES TO FINANCIAL STATEMENTS

1. **Description of Plan:**

Organization and Administration: The Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees (the "Plan") is a defined contribution plan which was approved by the Board of Directors of Westvaco Corporation (the "Company") and went into effect on October 1, 1995. On December 31, 2002, the accounts of the bargained hourly participants of The Mead 401(k) Plan, a related party, were transferred into the Plan. Assets transferred totaled $118,826,694. Mead 401(k) Plan participant accounts were either transferred in-kind or liquidated with the proceeds invested in similar funds. The transfer did not affect participant status. With the merger, effective December 31, 2002, the Plan name was changed to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees and the Plan year-end was changed from September 30 to December 31. State Street Bank and Trust Company is the Plan's trustee (the "Trustee"). Effective December 31, 2002, Northern Trust became the Plan's Trustee. The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee (formerly the Benefit Plans Finance Committee), both of which are appointed by the Chief Executive Officer of the Company. Trustee fees and expenses, audit fees, blanket fidelity insurance and administrative expenses are paid by the Company. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Plan and are netted with the cost of purchases or the proceeds from sales. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger forming MeadWestvaco Corporation ("MeadWestvaco"). Under the terms of the transaction, Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. The Westvaco Employee Shareholder Fund was renamed the MeadWestvaco Employee Shareholder Fund. The merger was structured as a stock-for-stock tax-free exchange.

Effective on the merger date, employees hired at Westvaco locations cannot be denied eligibility to participate in the Plan due to a transfer to a Mead location or the MeadWestvaco headquarters. Employees hired at a location operated by The Mead Corporation or a subsidiary are not eligible to participate in the Plan regardless of whether they are transferred to a Westvaco location.

Eligibility and Vesting: Generally, Westvaco Corporation hourly paid employees are eligible to participate in the Plan as of the first of the month following four months of employment. Effective January 1, 2002, all participants vest immediately in Company matching contributions. Prior to January 1, 2002, employees vested in Company contributions after completing five years of vested service in the Plan; upon death; upon retirement; if the Company terminated or completely discontinued its contributions to the Plan; if employment terminated due to job elimination (provided the employee had accumulated three years of

Description of Plan, continued:

service); or on the sale of a business operated by the Company, provided the employee was designated in an Instrument of Designation as having vested. Subject to certain break-in-service rules, amounts representing Company contributions not vested at the time of termination of employment are forfeited and applied to reduce subsequent Company contributions.

Plan participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Contributions: Any eligible hourly paid employee can make monthly contributions to the Plan of up to 16% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be (1) deferred, i.e., contributions are not considered to be current taxable income of the contributing participant, (2) non-deferred which are considered to be current taxable income of the contributing participant; or (3) a combination of deferred and non-deferred. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service as to the percentage of eligible compensation that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA) into which the employee had already deposited such funds.

The Company makes monthly contributions at the rate of 75% of Basic Contributions (participant contributions up to 6% of straight-time earnings contributed to the Westvaco Employee Shareholder Fund). The Company will make an additional Company contribution for the benefit of each participant who was an employee on a date specified in the Plan document subject to attaining certain performance milestones. The Board of Directors of the Company may adjust the match percentage and any additional Company contributions, at its discretion.

Plan participants may contribute to the Westvaco Employee Shareholder Fund (now known as the MeadWestvaco Employee Shareholder Fund) or one of five mutual funds, which are held in a Master Trust established on May 1, 1999. The Master Trust holds the Plan assets of the Company's Hourly and Salaried Employee Stock Ownership Plans. Company contributions are invested in the MeadWestvaco Employee Shareholder Fund. Allocations are based on participant earnings or account balances as defined. The Plan allows for diversification and catch-up contributions beginning at age 55.

Description of Plan, continued:

Withdrawals: Except for hardship withdrawals, a participant may not withdraw amounts representing his or her deferred contributions until age 59 ½, at which point he or she may withdraw, not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her deferred account. Hardship withdrawals may be any amount needed to meet a specific hardship up to the value of a participant's deferred account; however, earnings on contributions made after December 31, 1998 may not be withdrawn. No withdrawals may be made from a participant's deferred account while there is an outstanding participant loan made prior to October 1, 1997. A participant may withdraw from his or her non-deferred account, but not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her non-deferred account. Additionally, a participant may withdraw, but not more than once every 36 months, amounts representing vested Company contributions in the participant's account.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70 ½. Terminated employees who leave their account balances in the Plan may later take partial distributions on either a non-scheduled or a periodic basis.

Loans: Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions. Participant loans are valued at face value of the loan, which approximates fair value.

For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above prime, are reinvested in a participant's vested accounts.

Participants are restricted to three outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years.

Plan Termination: In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, a participant shall receive the value of all of his or her vested accounts. In addition, the balance of Company contributions which have been forfeited by participants whose continuous service ended prior to vesting less the amount of current Company contributions owed to the Trustee will be ratably credited to the accounts of remaining participants.

2. Summary of Significant Accounting Policies:

Use of Estimates: In accordance with accounting principles, generally accepted in the United States of America, the preparation of financial statements requires estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from these estimates.

Allocation of Units of the Master Trust: Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. Master Trust earnings are comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. The allocation percentage of these earnings is calculated on the monthly value determination date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust. Following such determination, each plan is credited with the proportionate allocation of the earnings.

Security Transactions and Valuations: Security transactions are accounted for on the trade date. Investments in the Company's stock are valued at the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at the last reported sales price on composite listings on the valuation date. Dividend income is recorded on the ex-dividend date.

Basis of Accounting: The Plan's financial statements are prepared on the accrual basis of accounting.

Distributions: Distributions from the mutual funds are made in cash. Distributions from the MeadWestvaco Employee Shareholder Fund are made in cash or shares of the Company's stock at the election of the participant. Distributions are based on the market value of the participant's account as of the valuation date.

Participant Account Valuation: Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Summary of Significant Accounting Policies, continued:

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Underlying investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits: Benefits are recorded when paid.

3. Federal Income Tax Status:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes the Plan and Master Trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements. The Company has applied for a determination letter for the MeadWestvaco Savings and Employee Stock Ownership Plan for Bargained Hourly Employees and is awaiting a response.

4. Investments:

The following investments represent five percent or more of the Plan's net assets as of December 31, 2002 and September 30, 2002.

	December 31, 2002	September 30, 2002
Investment in the Master Trust	$255,374,404	$105,521,834

5. Investment in the Master Trust:

At December 31, 2002, the Plan's specific interest in the net assets of the Master Trust was 26.85% (27.82% at September 30, 2002). Net assets of the Master Trust at December 31, 2002 and September 30, 2002, at fair value, were as follows:

	December 31, 2002	September 30, 2002
Common Stock - MeadWestvaco (December 31, 2002, 15,410,825 shares; September 30, 2002, 21,205,285 shares)	$523,982,395	$296,041,948
Short-term investments	14,748,194	10,900,069
Mutual funds	381,993,837	54,303,064
Participant loans	30,298,515	17,897,692
Other assets, net	- 0 -	217,745
Total	$951,022,941	$379,360,518

Changes in the net assets of the Master Trust resulted from the following during the three months ended December 31, 2002:

Participant contributions	$ 8,923,775
Employer contributions	4,079,689
Interest income	664,555
Dividend income	4,141,415
Net appreciation in fair value of investments	87,156,935
Net earnings of Master Trust	104,966,369
Withdrawals and distributions	(8,590,432)
Transfer in due to merger	475,286,486
Increase in net assets during the year	571,662,423
Net assets available for benefits at beginning of year	379,360,518
Net assets for benefits at end of year	$951,022,941

Investment in the Master Trust, continued:

The investments in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $87,156,935, during the three-month period ended December 31, 2002 as follows:

Common stock - MeadWestvaco	$85,915,591
Mutual funds	1,241,344
Total	$87,156,935

6 Non-Participant Directed Investments of the Master Trust:

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments at December 31, 2002 and September 30, 2002, and for the three months ended December 31, 2002 are as follows:

	December 31, 2002	September 30, 2002
Net assets:		
Short term investments	$ 14,748,194	$ 10,900,069
Common stock - MeadWestvaco	523,982,395	296,041,948
Other assets, net	- 0 -	217,745
Net assets available for benefits	$538,730,589	$307,159,762
Changes in net assets:		
Contributions	$ 11,438,977	
Dividend and interest income	3,911,987	
Net appreciation in fair value	85,915,595	
Transfers in due to merger	137,457,034	
Total additions	238,723,593	
Withdrawals and distributions	(7,152,766)	
Total reductions	(7,152,766)	
Net increase in assets	$231,570,827	

7. Related Party:

Certain Plan investments during the three months ended December 31, 2002 qualified as related party transactions since the investments were shares of mutual funds managed by State Street Bank and Trust, the former trustee of the Plan. Additionally, participants have the option of investing in MeadWestvaco common stock. Purchases by the Master Trust of 534,500 shares of MeadWestvaco common stock totaled $11,405,930 for the three-month period ended December 31, 2002. Sales of 222,181 shares of MeadWestvaco common stock by the Master Trust totaled $4,844,585 for the three-month period ended December 31, 2002.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-50711) of MeadWestvaco Corporation (formerly Westvaco Corporation) of our report dated June 25, 2003 relating to the financial statements of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (formerly the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, VA
July 9, 2003

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Ladies and Gentlemen:

The following is the certification required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the annual report of the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 as filed with the SEC on the date hereof (the "Report"), each of the undersigned, in the respective capacity set forth below his name, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

Dated: July 10, 2003

Eric J. Lancellotti

Name: Eric J. Lancellotti
Title: Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES

By _______________________
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment Policy Committee

By _______________________
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee

By _______________________
Eric J. Lancellotti
Plan Administrator

Date: July 10, 2003